UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant’s name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

101 South Tryon St, Suite 600, Charlotte, NC
United States 28280
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

On September 3, 2025, Dole plc (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”), by and among the Company, Castle & Cooke Holdings, Inc. (“Cooke”), The Murdock Group, LLC (together with Cooke, the “Selling Shareholders”) and Goldman Sachs & Co. LLC, as underwriter named therein (the “Underwriter”), relating to the public offering (the “Offering”) of 11,917,263 ordinary shares by the Selling Shareholders at a price to the public of $13.25 per share.

The Underwriting Agreement contains customary representations, warranties, covenants and indemnification obligations of the Company, the Selling Shareholders and the Underwriter, as well as termination and other customary provisions.

The Offering was made pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-290010) (the “Form F-3) that became effective upon filing with the Commission pursuant to Rule 462 of the General Rules and Regulations under the Securities Act of 1933, as amended, on September 3, 2025, and a related prospectus supplement dated September 4, 2025.

The Offering closed on September 5, 2025. The Company did not sell any securities in the Offering and will not receive any proceeds from the sale of ordinary shares offered by the Selling Shareholders.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 to this Form 6-K and incorporated herein by reference. This Form 6-K is incorporated by reference into the Form F-3 and is to be a part thereof from the date on which this Form 6-K is filed, to the extent not superseded by any document or report subsequently filed.

The Underwriting Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Underwriting Agreement. They are not intended to provide any other factual information about the Company or its subsidiaries or affiliates or equity holders. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other as a way of allocating contractual risk between them that differ from those applicable to investors. Moreover, the subject matter of the representations and warranties is subject to more recent developments. Accordingly, investors should be aware that these representations, warranties and covenants or any description thereof alone may not describe the actual state of affairs of the Company or its subsidiaries, affiliates, businesses or equity holders as of the date they were made or at any other time.

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 3, 2025, by and among Dole plc, Castle & Cooke Holdings, Inc., The Murdock Group, LLC and Goldman Sachs & Co. LLC, as underwriter named therein.
5.1	Opinion of Arthur Cox LLP
23.1	Consent of Arthur Cox LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLE PLC (Registrant)
Date: September 5, 2025

	By:	/s/ Jacinta Devine
		Name:	Jacinta Devine
		Title:	Chief Financial Officer

2